FILED PURSUANT TO RULE 424(B)(5)
REGISTRATION NO. 333-133529

PROSPECTUS SUPPLEMENT
To Prospectus dated April 25, 2006

9,768,313 Units
Each unit consisting of one share of Acacia Research -- CombiMatrix Common Stock and  warrant to purchase 1.2 shares of Acacia Research -- CombiMatrix Common Stock

ACACIA RESEARCH CORPORATION

$ 1.02 per unit

• Acacia Research Corporation is offering 9,768,313 units of its securities, each unit consisting of one share of its Acacia Research - CombiMatrix common stock and warrant to purchase 1.2 shares of Acacia Research - CombiMatrix common stock.

• Trading symbol: Nasdaq National Market --CBMX
• The last reported sale price of our Acacia Research - CombiMatrix Common Stock on December 7, 2006 was $0.87 per share.
________________

This investment involves a high degree of risk. See “Risk Factors” beginning on page 4 of the accompanying prospectus.

	Per Unit	Total
Public offering price	$1.0200	$9,963,679
Placement agency fees	0.0714	$697,458
Proceeds, before expenses, to Acacia Research Corporation	0.9486	$9,266,221

Delivery of the units will be made on or about December 13, 2006. The cash proceeds will be delivered to Acacia Research Corporation. All funds received will be held in a non-interest bearing account.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 8, 2006.

_____________________________

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus dated April 25, 2006, relate to the offer by us of 9,768,313 units of our securities, each unit consisting of one share of our Acacia Research - CombiMatrix Common Stock and a warrant to purchase 1.2 shares of our Acacia Research - CombiMatrix Common Stock. Each warrant shall have an exercise price of $0.87 per share. These documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Information Incorporated by Reference” on page S-2 of this prospectus supplement and “Where You Can Find More Information” on page 26 of the accompanying prospectus before investing in our securities.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell our securities only in jurisdictions where offers and sales are permitted. The information contained or incorporated into this prospectus supplement and the accompanying prospectus is complete and accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our securities.

In this prospectus supplement, unless the context otherwise indicates, the terms “we,” “our,” “us,” and “the company” refer to Acacia Research Corporation.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement or the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we may offer with this prospectus supplement and the accompanying prospectus are sold:

Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006;

Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006;

Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006;

Our Current Reports on Form 8-K filed on June 15, 2006, June 22, 2006, July 18, 2006, July 20, 2006, July 25, 2006, October 18, 2006, and October 26, 2006.

You may request a copy of these filings at no cost, by writing or telephoning Chief Financial Officer, Acacia Research Corporation, 500 Newport Center Drive, 7th Floor, Newport Beach, CA 92660, (949) 480-8300.

CAPITALIZATION

The following table sets forth our actual capitalization as of September 30, 2006, and our capitalization as adjusted to give effect to the issuance of 9,768,313 units consisting of our Acacia Research-CombiMatrix common stock and warrants in this offering at an assumed offering price of $1.02 per unit, net of offering costs, plus the issuance of 1,089,918 shares of Acacia Research-CombiMatrix common stock at a price of $0.73 per share and the issuance of 101,781 shares of Acacia Research-CombiMatrix common stock at a price of $0.98 per share sold since September 30, 2006, pursuant to the registration statement of which this supplement is a part.

The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2005, and in our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006, June 30, 2006, and September 30, 2006, which are incorporated by reference into the accompanying prospectus.

	AS OF SEPTEMBER 30, 2006

	HISTORICAL	AS ADJUSTED
	(dollars in thousands)

REDEEMABLE STOCKHOLDERS’ EQUITY:

Preferred stock -

Acacia Research Corporation, par value $0.001 per share; 10,000,000 shares authorized; no shares outstanding	$-	$-

Common stock -

Acacia Research-Acacia Technologies common stock, par value $0.001 per share, 100,000,000 authorized; 28,017,459 shares issued and outstanding; 28,017,459 Shares issued and outstanding, as adjusted	28	28

Acacia Research-CombiMatrix common stock, par value $0.001 per share, 100,000,000 authorized; 41,405,798 shares issued and outstanding, 52,365,810 shares issued and outstanding, as adjusted	41	52

Additional paid-in capital	321,604	330,968

Accumulated comprehensive income	16	16
Accumulated deficit	(224,731)	(224,731)

Total redeemable stockholders’ equity	$96,958	$106,333

DILUTION

Our net tangible book value on September 30, 2006, was as follows:

	Net Tangible Book Value (In Thousands)	Shares of Common Stock Outstanding	Net Tangible Book Value Purchase
CombiMatrix Group	$10,917	41,405,798	$0.26
Acacia Technologies Group	$42,807	28,017,459	$1.53
Acacia Research Corporation Consolidated	$53,724	N/A	N/A

Without taking into account any other changes in the net tangible book value for the CombiMatrix group after September 30, 2006, other than to give effect to our receipt of the estimated net proceeds from the sale of the maximum number of units issuable in this offering (9,768,313 units of Acacia Research-CombiMatrix common stock and warrants to purchase Acacia Research-CombiMatrix common stock ) at an offering price of $1.02 per unit, less our estimated offering expenses, the net tangible book value of the CombiMatrix group as of September 30, 2006, after giving effect to the items above, would have been approximately $51,174,000, or $0.39 per share. This represents an immediate increase in the net tangible book value of $0.13 per share to existing holders of Acacia Research-CombiMatrix common stock and an immediate dilution of $0.63 per share to new investors.

The following table illustrates this per share dilution:

Offering price per share of Acacia Research-CombiMatrix common stock		$1.02
Net tangible book value per share as of September 30, 2006 (1)	0.26
Increase in net tangible book value per share attributable to the offering (1)	0.13
Pro forma net tangible book value per share as of September 30, 2006, after giving effect to the offering (1)		0.39
Dilution per share to new investors in the Offering		$0.63

(1) Per share amounts calculated using the net tangible book value of Acacia Research Corporation's CombiMatrix group.

The tables above are based on 28,017,459 shares of Acacia Research-Acacia Technologies common stock and 41,405,798 shares of Acacia Research-CombiMatrix common stock outstanding as of September 30, 2006, and exclude the shares of Acacia Research-Acacia Technologies common stock and Acacia Research-CombiMatrix common stock that may be issued upon the exercise of outstanding options granted and shares reserved for issuance under our 2002 Acacia Technologies Stock Incentive Plan and our 2002 CombiMatrix Stock Incentive Plan, as of September 30, 2006.

To the extent that any Acacia Research-CombiMatrix common stock options outstanding as of September 30, 2006, are exercised, new Acacia Research-CombiMatrix common stock options are issued under our stock incentive plans and exercised, or we issue additional shares of Acacia Research-CombiMatrix common stock in the future, there will be further dilution to new investors.

PLAN OF DISTRIBUTION

This is an offer by us to sell 9,768,313 units, each unit consisting of (i) one share of our Acacia Research - CombiMatrix Common Stock and (ii) a warrant to purchase 1.2 shares of our Acacia Research - CombiMatrix Common Stock, pursuant to a Placement Agency Agreement that we entered into with Oppenheimer & Co, Inc. on December 7, 2006. Under the Placement Agency Agreement, Oppenheimer & Co. Inc. has agreed to act as our exclusive placement agent to solicit offers for the purchase of the units by investors.

We have agreed to pay as fees to Oppenheimer an amount equal to seven percent (7%) of the gross proceeds received by us from the sale of the units on the closing date. In addition, for a purchase price of $0.01 per warrant, we are issuing to Oppenheimer on the closing date five-year warrants to purchase 488,416 shares of our Acacia Research - CombiMatrix Common Stock at an exercise price equal to $1.0875 per share. These warrants are not exercisable for the first six months following the closing date. Certain employees and affiliates of Oppenheimer participated in this offering, on the same terms and conditions as the new investors, in the aggregate amount of $255,000. Two of the executive officers of CombiMatrix Corporation also participated in this offering, on the same terms and conditions as the new investors, for an aggregate amount of $279,480.

LEGAL MATTERS

Certain legal matters in connection with the legality of the offering of the securities hereby will be passed upon for us by Greenberg Traurig LLP, Costa Mesa, California.

PROSPECTUS

$75,000,000

ACACIA RESEARCH CORPORATION

ACACIA RESEARCH - COMBIMATRIX COMMON STOCK
ACACIA RESEARCH - ACACIA TECHNOLOGIES COMMON STOCK
WARRANTS

By this prospectus, we may offer, from time to time:

•	shares of our Acacia Research - CombiMatrix common stock;

•	shares of our Acacia Research - Acacia Technologies common stock;

•	warrants to purchase shares of our Acacia Research - CombiMatrix common stock and our Acacia Research - Acacia Technologies common stock; or

•	any combination of the foregoing.

We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement

Our Acacia Research - CombiMatrix common stock is traded on the Nasdaq National Market under the ticker symbol “CBMX.” On April 21, 2006, the last reported sales price of our Acacia Research - CombiMatrix common stock was $2.09 per share. Our Acacia Research - Acacia Technologies common stock is traded on the Nasdaq National Market under the ticker symbol “ACTG.” On April 21, 2006, the last reported sales price of our Acacia Research - Acacia Technologies common stock was $9.98 per share.

INVESTING IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

The date of this prospectus is April 25, 2006

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	3

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION	22

USE OF PROCEEDS	23

PLAN OF DISTRIBUTION	23

EXPERTS	24

LEGAL MATTERS	24

WHERE YOU CAN FIND MORE INFORMATION	24

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	25

INDEMNIFICATION	25

PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY “RISK FACTORS” AND OUR FINANCIAL STATEMENTS AND RELATED NOTES INCORPORATED BY REFERENCE ON PAGE 25 BELOW.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this process, we may offer and sell any combination of our Acacia Research - CombiMatrix common stock (“AR-CombiMatrix stock”), Acacia Research - Acacia Technologies common stock (“AR-Acacia Technologies stock”) and warrants to purchase our AR-CombiMatrix stock or our AR-Acacia Technologies stock in one or more offerings for total proceeds of up to $75,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus or any related prospectus supplement, including the content of all documents now or in the future incorporated by reference into the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different information. We are not making an offer of the shares of our common stock or warrants to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Other than as required under the federal securities laws, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason. We are required to update this prospectus and the registration statement with a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including this prospectus.

PRIOR TO MAKING A DECISION ABOUT INVESTING IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE SPECIFIC RISKS CONTAINED IN THE SECTION ENTITLED “RISK FACTORS” BELOW, AND ANY APPLICABLE PROSPECTUS SUPPLEMENT, TOGETHER WITH ALL OF THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT OR APPEARING IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

BUSINESS

Acacia Research Corporation is comprised of two operating groups.

Our life sciences business, referred to as the “CombiMatrix group,” a division of Acacia Research Corporation, is comprised of our wholly owned subsidiary, CombiMatrix Corporation and CombiMatrix Corporation’s subsidiaries, CombiMatrix Molecular Diagnostics, Inc. and CombiMatrix K.K. and includes all corporate assets, liabilities and transactions related to Acacia Research Corporation’s life sciences business. The CombiMatrix group is seeking to become a broadly diversified biotechnology business, through the development of proprietary technologies, products and services in the areas of drug development, genetic analysis, molecular diagnostics, nanotechnology research, defense and homeland security markets, as well as other potential markets where its products could be utilized. Among the technologies being developed by the CombiMatrix group is a platform technology to rapidly produce customizable arrays, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs. CombiMatrix Molecular Diagnostics, Inc., a wholly owned subsidiary located in Irvine, California, is exploring opportunities for the CombiMatrix group’s arrays in the field of molecular diagnostics. CombiMatrix K.K., a previously wholly owned Japanese corporation located in Tokyo, Japan, has existed for the purposes of exploring opportunities for CombiMatrix Corporation’s array system with pharmaceutical and biotechnology companies in the Asian market. In January 2006, CombiMatrix Corporation sold 67% of its ownership interest in CombiMatrix K.K. to a third party.

The Acacia Technologies group, a division of Acacia Research Corporation, develops, acquires and licenses patented technologies. The Acacia Technologies group is primarily comprised of a number of Acacia Research Corporation’s wholly owned subsidiaries and limited liability companies. The Acacia Technologies group also includes all corporate assets, liabilities, and related transactions of Acacia Research Corporation attributed to Acacia Research Corporation’s intellectual property licensing and enforcement business. The Acacia Technologies group currently controls 42 patent portfolios, which include over 160 U.S. patents, and certain foreign counterparts, covering technologies used in a wide variety of industries, including the following:

• Audio/Video Enhancement & Synchronization
• Broadcast Data Retrieval
• Compact Disk Technology
• Computer Memory Cache Coherency
• Computing Device Performance Technology
• Continuous Television Viewer Measuring Technology
• Credit Card Fraud Protection
• Data Encryption
• Digital Media Transmission, or DMT®
• Dynamic Manufacturing Modeling
• Enhanced Internet Navigation
• Hearing Aid ECS
• High Quality Image Processing
• High Resolution Optics

• Image Resolution Enhancement
• Information Monitoring Technology
• Interactive Television
• Laptop Connectivity
• Microprocessor Enhancement
• Multi-Dimensional Bar Codes
• Network Data Back-Up
• Picture Archiving & Communication Systems
• Product Activation
• Resource Scheduling
• Rotational Video Imaging
• Spreadsheet Automation
• User Activated Internet Advertising
• Web Conferencing & Collaboration Software Technology

On December 11, 2002, our stockholders voted in favor of a recapitalization transaction, which became effective on December 13, 2002, whereby we created two new classes of common stock called Acacia Research-CombiMatrix common stock, or AR-CombiMatrix stock, and Acacia Research-Acacia Technologies common stock, or AR-Acacia Technologies stock, and divided our existing Acacia Research Corporation common stock into shares of the two new classes of common stock. AR-CombiMatrix stock is intended to reflect separately the performance of Acacia Research Corporation’s CombiMatrix group. AR-Acacia Technologies stock is intended to reflect separately the performance of Acacia Research Corporation’s Acacia Technologies group. Although the AR-CombiMatrix stock and the AR-Acacia Technologies stock are intended to reflect the performance of our different business groups, they are both classes of common stock of Acacia Research Corporation and are not stock issued by the respective groups. As a result, holders of Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets Acacia Research Corporation attributes to one group could be subject to the liabilities of the other group. Included in the CombiMatrix group and the Acacia Technologies group are certain wholly owned subsidiaries that are not material, quantitatively or qualitatively, either individually or in the aggregate, to either group, or to Acacia Research Corporation as a whole.

In January 2006, our board of directors approved a plan for our wholly owned subsidiary, CombiMatrix Corporation, to become an independent public company. We expect to complete the transaction in the third quarter of 2006, subject, however, to determining that there are no significant negative tax consequences to our company or our shareholders and completing the required filings with the Securities and Exchange Commission, or SEC. If the conditions are met, Acacia Research Corporation will redeem all of the issued and outstanding shares of AR-CombiMatrix common stock for all of the common stock of CombiMatrix Corporation, which will register its common stock under the Securities and Exchange Act of 1934. Following the redemption, CombiMatrix Corporation will apply to list its shares for trading on a national exchange.

Acacia Research Corporation, a Delaware corporation, was originally incorporated in California in January 1993 and reincorporated in Delaware in December 1999. Our website address is www.acaciares.com. Our principal executive office is located at 500 Newport Center Drive, 7th Floor, Newport Beach, California 92660. Our telephone number is (949) 480-8300.

RISK FACTORS

An investment in our stock involves a number of risks. Before making a decision to purchase our securities, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our securities could decline significantly and you may lose all or part of your investment.

GENERAL RISKS

We have a history of losses and will probably incur additional losses in the future.

We have sustained substantial losses since our inception resulting in an accumulated deficit, as of December 31, 2005, of $206.9 million on a consolidated basis. We may never become profitable, or if we do, we may not be able to sustain profitability. We expect to incur significant research and development, marketing, general and administrative and legal expenses. As a result, it is more likely than not that we will incur losses for the foreseeable future.

If we, or our subsidiaries, encounter unforeseen difficulties and cannot obtain additional funding on favorable terms, our business may suffer.

Acacia Research Corporation's consolidated cash and cash equivalents along with short-term investments totaled $59.2 million at December 31, 2005.

To date, the CombiMatrix group has relied primarily upon selling equity securities, as well as payments from strategic partners, to generate the funds needed to finance the implementation of the CombiMatrix group’s business strategies. To date, the Acacia Technologies group has relied primarily upon selling of equity securities and payments from our licensees to generate the funds needed to finance the operations of the Acacia Technologies group.

We cannot assure you that we will not encounter unforeseen difficulties, including the outside influences identified above, that may deplete our capital resources more rapidly than anticipated. As a result, our subsidiary companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests. Any efforts to seek additional funds could be made through equity, debt or other external financings. Nevertheless, we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for our subsidiary companies and ourselves, we may not be able to execute our business plans and our business may suffer.

Because we have a limited operating history, we cannot assure that our operations will be profitable.

We commenced operations in 1993 and, accordingly, have a limited operating history. In addition, certain of our subsidiary companies are in the early stages of development and/or operations and have limited operating histories. We also recently acquired eleven (11) new subsidiaries, and although we conducted customary due diligence before completing the acquisition, we cannot assure that our projections for profitability will be accurate because of our limited history with these new companies. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies with such limited operating histories. Since we have a limited operating history, we cannot assure you that our operations will be profitable or that we will generate sufficient revenues to meet our expenditures and support our activities.

We have sustained substantial losses since our inception resulting in an accumulated deficit as of December 31, 2005, of $206.9 million on a consolidated basis. If we continue to incur operating losses in future periods, we may not have enough money to expand our business and our subsidiary companies’ businesses in the future.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Further, as our subsidiary companies’ businesses grow, we will be required to manage multiple relationships. Any further growth by us or our subsidiary companies or an increase in the number of our strategic relationships will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

Our future success depends on our ability to expand our organization to match the growth of our subsidiaries.

As our subsidiaries grow, the administrative demands upon Acacia Research Corporation will grow, and our success will depend upon our ability to meet those demands. These demands include increased accounting, management, legal services, staff support, and general office services. We may need to hire additional qualified personnel to meet these demands, the cost and quality of which is dependent in part upon market factors outside of our control. Further, we will need to effectively manage the training and growth of our staff to maintain an efficient and effective workforce, and our failure to do so could adversely affect our business and operating results.

The availability of shares for sale in the future could reduce the market price of our common stock.

In the future, we may issue securities to raise cash for acquisitions. We may also pay for interests in additional subsidiary companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover of Acacia Research Corporation that might otherwise result in our stockholders receiving a premium over the market price of their shares.

Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult: the acquisition of our company by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions include:

•
section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

•	amendment of our bylaws by the stockholders requires a two-thirds approval of the outstanding shares;

•	the authorization in our certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover;

•
provisions in our bylaws eliminating stockholders’ rights to call a special meeting of stockholders, which could make it more difficult for stockholders to wage a proxy contest for control of our board of directors or to vote to repeal any of the anti-takeover provisions contained in our certificate of incorporation and bylaws; and

•	the division of our board of directors into three classes with staggered terms for each class, which could make it more difficult for an outsider to gain control of our board of directors.

Such potential obstacles to a takeover could adversely affect the ability of our stockholders to receive a premium price for their stock in the event another company wants to acquire us.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and by NASDAQ, will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. New rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with any new rules and regulations.

RISKS RELATING TO THE COMBIMATRIX GROUP

The risk factors beginning on this page discuss risks relating to the CombiMatrix group. Because each holder of AR- CombiMatrix stock is also a holder of the common stock of one company, Acacia Research Corporation, the risks associated with the Acacia Technologies group could affect our AR-CombiMatrix stock. As such, we urge you to read carefully the section “Risks Relating to the Acacia Technologies Group” below.

Because our CombiMatrix group business operations are subject to many uncontrollable outside influences, it may not succeed.

Our CombiMatrix group's business operations are subject to numerous risks from outside influences, including the following:

•
Technological advances may make our CombiMatrix group semiconductor based array technology obsolete or less competitive, and as a result, our revenue and the value of our assets could become obsolete or less competitive.

Our CombiMatrix group products and services are dependent upon our semiconductor based array technology. The semiconductor based array technology is an advancement in conventional arrays that are used for the same purpose. Current array technologies have revolutionized drug discovery and development, and we believe that our CombiMatrix group's array technology provides characteristics, including flexibility, superior cost metrics, and performance, which address certain needs of the life sciences market which are not addressed by conventional arrays and offers the latest in technological advances in this area. Our products and services are substantially dependent upon our ability to offer the latest in semiconductor based array technology in the SNP genotyping, gene expression profiling and proteomic markets. We believe technological advances of conventional arrays and semiconductor based arrays are currently being developed by our existing competition and potential new competitors in the market, including Affymetrix, Inc., Agilent Technologies, Inc., Applera Corporation, Becton, Dickinson and Company, Ciphergen Biosystems, Inc., Gene Logic Inc., Illumina, Inc., Johnson & Johnson, Nanogen, Inc., Orchid Biosciences, Inc., Roche Diagnostics GmbH and Sequenom, Inc. We also expect to face additional competition from new market entrants and consolidation of our existing competitors. Many of the CombiMatrix group's competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than we do. We expect new competitors to emerge and the intensity of competition to increase in the future. If these companies are able to offer technological advances to conventional arrays or semiconductor based arrays, our products may become less valuable or even obsolete. While we continue to invest resources in research and development to enhance the technology of our products and services, we cannot provide any assurance that our competitors or new competitors will not enter the market with the same or similar technological advances before we are able to do so.

•	New environmental regulation may materially increase the net losses of our CombiMatrix group

The CombiMatrix group's operations involve the use, transportation, storage and disposal of hazardous substances, and as a result it is subject to environmental and health and safety laws and regulations. Any changes in these laws and regulations could increase the CombiMatrix group's compliance costs, and as a result, could materially increase the net losses of our CombiMatrix group.

•	Our technologies face uncertain market value

Our CombiMatrix group includes the following technologies and products that were recently introduced into the market: CustomArrayTM, DNA Microarray, 12K DNA expression array and related products, Design-on-DemandTM Arrays, and NanoArrayTM technology and our Bench-Top DNA Microarray Synthesizer for CustomArrayTM. These technologies and products have not gained widespread market acceptance, and we cannot provide any assurance that the increase, if any, in market acceptance of these technologies and products will meet or exceed our expectations.

Further, our CombiMatrix group is currently developing the following technologies and products that have not yet been introduced into the market: (a) microarray technology for the detection of biological threat agents, (b) molecular diagnostics drug discovery and development using the CustomArrayTM platform, and (c) additional products for the research and development and diagnostics markets including higher density arrays. The level of market acceptance of these technologies and products will have a significant impact upon our results of operations, and we cannot provide any assurance that the increase, if any, in market acceptance of these technologies and products will meet or exceed our expectations.

•	The foregoing outside influences may affect other risk factors described in this Prospectus

Any one of the foregoing outside influences may cause our company to need additional financing to meet the challenges presented or to compensate for a loss in revenue, and we may not be able to obtain the needed financing. See the heading “If we, or our subsidiaries, encounter unforeseen difficulties and cannot obtain additional funding on favorable terms, our business may suffer” below. Further, any one of the foregoing outside influences affecting the CombiMatrix group could make it less likely that our CombiMatrix group will be able to gain acceptance of its array technology by researchers in the pharmaceutical, biotechnology and academic communities. See the heading “If the CombiMatrix group's new and unproven technology is not used by researchers in the pharmaceutical, biotechnology and academic communities, its business will suffer” below.

The CombiMatrix group has a history of losses and expects to incur additional losses in the future.

The CombiMatrix group has sustained substantial losses since its inception. The CombiMatrix group may never become profitable, or if it does, it may never be able to sustain profitability. We expect the CombiMatrix group to incur significant research and development, marketing, general and administrative expenses. As a result, we expect the CombiMatrix group to incur losses for the foreseeable future.

The CombiMatrix group must enter into new strategic partnerships to generate revenue consistent with its operating history as a result of the completion of the relationship with Roche Diagnostics GmbH.

In March 2004, the CombiMatrix group completed all phases of its research and development agreement with Roche Diagnostics GmbH (“Roche”). As a result of completing all of its obligations under this agreement and in accordance with the CombiMatrix group's revenue recognition policies for multiple-element arrangements, the CombiMatrix group recognized all previously deferred Roche related contract revenues totaling $17,302,000 during the first quarter of 2004. To date, the CombiMatrix group has relied primarily upon selling equity securities, as well as payments from strategic partners, to generate the funds needed to finance the implementation of the CombiMatrix group's business strategies. The CombiMatrix group has historically been dependent on its arrangements with Roche, and has relied upon payments by Roche and other partners for a majority of its working capital. The CombiMatrix group intends to enter into additional strategic partnerships to develop and commercialize future products. The CombiMatrix group is deploying unproven technologies and continues to develop its commercial products. There can be no assurance that the CombiMatrix group will be able to implement its future plans. Failure by management to achieve its plans would have a material adverse effect on the CombiMatrix group's and Acacia Research Corporation's ability to achieve its intended business objectives.

The CombiMatrix group may fail to meet market expectations because of fluctuations in its quarterly operating results, which could cause its stock price to decline.

The CombiMatrix group's revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods the CombiMatrix group's revenues could fall below the expectations of securities analysts or investors, which could cause the market price of our AR-CombiMatrix stock to decline. The following are among the factors that could cause the CombiMatrix group's operating results to fluctuate significantly from period to period:

•	its unpredictable revenue sources, as described below;

•	the nature, pricing and timing of the CombiMatrix group's and its competitors' products;

•	changes in the CombiMatrix group's and its competitors' research and development budgets;

•	expenses related to, and the CombiMatrix group's ability to comply with, governmental regulations of its products and processes; and

•	expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

The CombiMatrix group anticipates significant fixed expenses due in part to its need to continue to invest in product development. It may be unable to adjust its expenditures if revenues in a particular period fail to meet its expectations, which would harm its operating results for that period. As a result of these fluctuations, the CombiMatrix group believes that period-to-period comparisons of the CombiMatrix group's financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of its future performance.

The CombiMatrix group's revenues will be unpredictable, and this may harm its financial condition.

The amount and timing of revenues that the CombiMatrix group may realize from its business will be unpredictable because:

•	whether products and services are commercialized and generate revenues depends, in part, on the efforts and timing of its potential customers; and

•	its sales cycles may be lengthy.

As a result, the CombiMatrix group's revenues may vary significantly from quarter to quarter, which could make its business difficult to manage and cause its quarterly results to be below market expectations. If this happens, the price of the CombiMatrix group's common stock may decline significantly.

Technology company stock prices are especially volatile, and this volatility may depress the price of our AR-CombiMatrix stock.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly biotechnology companies, has been highly volatile. In addition, our stock has historically experienced greater price fluctuations than the biotechnology index of other Nasdaq listed stock. We believe that various factors may cause the market price of our AR-CombiMatrix stock to fluctuate, perhaps substantially, including, among others, announcements of:

•	its or its competitors' technological innovations;

•	developments or disputes concerning patents or proprietary rights;

•	supply, manufacturing or distribution disruptions or other similar problems;

•	proposed laws regulating participants in the biotechnology industry;

•	developments in relationships with collaborative partners or customers;

•	its failure to meet or exceed securities analysts' expectations of its financial results; or

•	a change in financial estimates or securities analysts' recommendations.

In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If our AR-CombiMatrix stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm the business and financial results of the CombiMatrix group.

The CombiMatrix group is deploying new and unproven technologies which makes evaluation of its business and prospects difficult, and it may be forced to cease operations if it does not develop commercially successful products.

The CombiMatrix group has not proven its ability to commercialize products on a large scale. In order to successfully commercialize products on a large scale, it will have to make significant investments, including investments in research and development and testing, to demonstrate their technical benefits and cost-effectiveness. Problems frequently encountered in connection with the commercialization of products using new and unproven technologies might limit its ability to develop and commercialize its products. For example, the CombiMatrix group's products may be found to be ineffective, unreliable or otherwise unsatisfactory to potential customers. The CombiMatrix group may experience unforeseen technical complications in the processes it uses to develop, manufacture, customize or receive orders for its products. These complications could materially delay or limit the use of products the CombiMatrix group attempts to commercialize, substantially increase the anticipated cost of its products or prevent it from implementing its processes at appropriate quality and scale levels, thereby causing its business to suffer.

The CombiMatrix group may need to raise additional capital in the future, and if additional capital is not available on acceptable terms, the CombiMatrix group may have to curtail or cease operations.

The CombiMatrix group's future capital requirements will be substantial and will depend on many factors including how quickly it commercializes its products, the progress and scope of its collaborative and independent research and development projects, the filing, prosecution, enforcement and defense of patent claims and the need to obtain regulatory approval for certain products in the United States or elsewhere. Changes may occur that would cause the CombiMatrix group's available capital resources to be consumed significantly sooner than it expects.

The CombiMatrix group may be unable to raise sufficient additional capital on favorable terms or at all. If it fails to do so, it may have to curtail or cease operations or enter into agreements requiring it to relinquish rights to certain technologies, products or markets because it will not have the capital necessary to exploit them.

If the CombiMatrix group does not enter into successful partnerships and collaborations with other companies, it may not be able to fully develop its technologies or products, and its business would be harmed.

Since the CombiMatrix group does not possess all of the resources necessary to develop and commercialize products that may result from its technologies on a mass scale, it will need either to grow its sales, marketing and support group or make appropriate arrangements with strategic partners to market, sell and support its products. The CombiMatrix group believes that it will have to enter into additional strategic partnerships to develop and commercialize future products. If it does not enter into adequate agreements, or if its existing arrangements or future agreements are not successful, its ability to develop and commercialize products will be impacted negatively, and its revenues will be adversely affected.

Historically, the CombiMatrix group was substantially dependent on its arrangement with Roche. The CombiMatrix group relied on payments by Roche to fund the majority of its resources engaged in fulfilling its contractual obligations to Roche. Roche's primary service to the CombiMatrix group is to distribute its technology platform. If the CombiMatrix group were to lose its relationship with Roche, the CombiMatrix group would continue to distribute its technology platform itself or be required to establish a distribution agreement with other partners. This could prove difficult, time-consuming and expensive, and the CombiMatrix group may not be successful in achieving this objective.

The CombiMatrix group has limited experience commercially manufacturing, marketing or selling any of its potential products, and unless it develops these capabilities, it may not be successful.

Even if the CombiMatrix group is able to develop its products for commercial release on a large-scale, it has limited experience in manufacturing its products in the volumes that will be necessary for it to achieve commercial sales and in marketing or selling its products to potential customers. We cannot assure you that the CombiMatrix group will be able to commercially produce its products on a timely basis, in sufficient quantities or on commercially reasonable terms.

The CombiMatrix group faces intense competition and we cannot assure you that it will be successful.

The CombiMatrix group expects to compete with companies that design, manufacture and market instruments for analysis of genetic variation and function and other applications using established sequential and parallel testing technologies. The CombiMatrix group is also aware of other biotechnology companies that have or are developing testing technologies for the SNP genotyping, gene expression profiling and proteomic markets. The CombiMatrix group anticipates that it will face increased competition in the future as new companies enter the market with new technologies and its competitors improve their current products.

The markets for the CombiMatrix group's products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. One or more of the CombiMatrix group's competitors may offer technology superior to those of the CombiMatrix group and render its technology obsolete or uneconomical. Many of its competitors have greater financial and personnel resources and more experience in marketing, sales and research and development than it has. Some of its competitors currently offer arrays with greater density than it does and have rights to intellectual property, such as genomic information or proprietary technology, which provides them with a competitive advantage. If the CombiMatrix group were not able to compete successfully, its business and financial condition would be materially harmed.

If the CombiMatrix group's new and unproven technology is not used by researchers in the pharmaceutical, biotechnology and academic communities, its business will suffer.

The CombiMatrix group's products may not gain market acceptance. In that event, it is unlikely that its business will succeed. Biotechnology and pharmaceutical companies and academic research centers have historically analyzed genetic variation and function using a variety of technologies, and many of them have made significant capital investments in existing technologies. Compared to existing technologies, the CombiMatrix group's technologies are new and unproven. In order to be successful, its products must meet the commercial requirements of the biotechnology, pharmaceutical and academic communities as tools for the large-scale analysis of genetic variation and function. Market acceptance will depend on many factors, including:

•	the development of a market for its tools for the analysis of genetic variation and function, the study of proteins and other purposes;

•	the benefits and cost-effectiveness of its products relative to others available in the market;

•	its ability to manufacture products in sufficient quantities with acceptable quality and reliability and at an acceptable cost;

•	its ability to develop and market additional products and enhancements to existing products that are responsive to the changing needs of its customers;

•
the willingness and ability of customers to adopt new technologies requiring capital investments or the reluctance of customers to change technologies in which they have made a significant investment; and

•
the willingness of customers to transmit test data and permit the CombiMatrix group to transmit test results over the Internet, which will be a necessary component of its product and services packages unless customers purchase or license its equipment for use in their own facilities.

If the market for analysis of genomic information does not develop or if genomic information is not available to the CombiMatrix group's potential customers, its business will not succeed.

The CombiMatrix group is designing its technology primarily for applications in the biotechnology, pharmaceutical and academic communities. The usefulness of the CombiMatrix group's technology depends in part upon the availability of genomic data. The CombiMatrix group is initially focusing on markets for analysis of genetic variation and function, namely gene expression profiling. These markets are new and emerging, and they may not develop as the CombiMatrix group anticipates, or at all. Also, researchers may not seek or be able to convert raw genomic data into medically valuable information through the analysis of genetic variation and function. If genomic data is not available for use by the CombiMatrix group's customers or if its target markets do not emerge in a timely manner, or at all, demand for its products will not develop as it expects, and it may never become profitable.

The CombiMatrix group's future success depends on the continued service of its engineering, technical and key management personnel and its ability to identify, hire and retain additional engineering, technical and key management personnel.

There is intense competition for qualified personnel in the CombiMatrix group's industry, particularly for engineers and senior level management. Loss of the services of, or failure to recruit, engineers or other technical and key management personnel could be significantly detrimental to the group and could adversely affect its business and operating results. The CombiMatrix group may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of its products and business or to replace engineers or other qualified personnel who may leave the group in the future. The CombiMatrix group's anticipated growth is expected to place increased demands on its resources and likely will require the addition of new management personnel.

The expansion of the CombiMatrix group's product lines may subject it to regulation by the united states food and drug administration and foreign regulatory authorities, which could prevent or delay its introduction of new products.

If the CombiMatrix group manufactures, markets or sells any products for any regulated clinical or diagnostic applications, those products will be subject to extensive governmental regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. Products that CombiMatrix Corporation manufactures, markets or sells for research purposes only are not subject to governmental regulations as medical devices or as analyte specific reagents to aid in disease diagnosis. We believe that the CombiMatrix group's success will depend upon commercial sales of improved versions of products, certain of which cannot be marketed in the United States and other regulated markets unless and until the CombiMatrix group obtains clearance or approval from the FDA and its foreign counterparts, as the case may be. Delays or failures in receiving these approvals may limit our ability to benefit from new CombiMatrix group products.

As the CombiMatrix group's operations expand, its costs to comply with environmental laws and regulations will increase, and failure to comply with these laws and regulations could harm its financial results.

The CombiMatrix group's operations involve the use, transportation, storage and disposal of hazardous substances, and as a result it is subject to environmental and health and safety laws and regulations. As the CombiMatrix group expands its operations, its use of hazardous substances will increase and lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, the CombiMatrix group's failure to comply with laws and regulations, and any releases of hazardous substances into the environment or at its disposal sites, could expose the CombiMatrix group to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of its operations. These types of events, if they occur, would adversely impact the group's financial results.

The CombiMatrix group's business depends on issued and pending patents, and the loss of any patents or the group's failure to secure the issuance of patents covering elements of its business processes would materially harm its business and financial condition.

The CombiMatrix group's success depends on its ability to protect and exploit its intellectual property. The CombiMatrix group currently has four patents issued in the United States, three patents issued in Europe and 80 patent applications pending in the United States, Europe and elsewhere. The patents covering the CombiMatrix group's core technology begin to expire January 5, 2018.

The patent application process before the United States Patent and Trademark Office and other similar agencies in other countries is initially confidential in nature. Patents that are filed outside the United States, however, are published approximately eighteen months after filing. The CombiMatrix group cannot determine in a timely manner whether patent applications covering technology that competes with its technology have been filed in the United States or other foreign countries or which, if any, will ultimately issue or be granted as enforceable patents. Some of the CombiMatrix group's patent applications may claim compositions, methods or uses that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in a proceeding before the United States Patent and Trademark Office or a foreign regulatory body or a court. If the CombiMatrix group is unsuccessful in these proceedings, it could be blocked from further developing, commercializing or selling products. Regardless of the ultimate outcome, this process is time-consuming and expensive.

Any inability to adequately protect the CombiMatrix group's proprietary technologies could materially harm the CombiMatrix group's competitive position and financial results.

If the CombiMatrix group does not protect its intellectual property adequately, competitors may be able to use its technologies and erode any competitive advantage that it may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

The patent positions of companies developing tools for the biotechnology, pharmaceutical and academic communities, including the CombiMatrix group's patent position, generally are uncertain and involve complex legal and factual questions. The CombiMatrix group will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The CombiMatrix group's existing patents and any future issued or granted patents it obtains may not be sufficiently broad in scope to prevent others from practicing its technologies or from developing competing products. There also is a risk that others may independently develop similar or alternative technologies or designs around the CombiMatrix group's patented technologies. In addition, others may oppose or invalidate its patents, or its patents may fail to provide it with any competitive advantage. Enforcing the CombiMatrix group's intellectual property rights may be difficult, costly and time-consuming and ultimately may not be successful.

The CombiMatrix group also relies upon trade secret protection for its confidential and proprietary information. While it has taken security measures to protect its proprietary information, these measures may not provide adequate protection for its trade secrets or other proprietary information. The CombiMatrix group seeks to protect its proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose its proprietary information, and the CombiMatrix group may not be able to meaningfully protect its trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to its trade secrets.

Any litigation to protect the CombiMatrix group's intellectual property, or any third-party claims of infringement, could divert substantial time and money from the CombiMatrix group's business and could shut down some of its operations.

The CombiMatrix group's commercial success depends in part on its non-infringement of the patents or proprietary rights of third parties. Many companies developing tools for the biotechnology and pharmaceutical industries use litigation aggressively as a strategy to protect and expand the scope of their intellectual property rights. Accordingly, third parties may assert that the CombiMatrix group is employing their proprietary technology without authorization. In addition, third parties may claim that use of the CombiMatrix group's technologies infringes their current or future patents. The CombiMatrix group could incur substantial costs and the attention of its management and technical personnel could be diverted while defending ourselves against any of these claims. The CombiMatrix group may incur the same liabilities in enforcing its patents against others. The CombiMatrix group has not made any provision in its financial plans for potential intellectual property related litigation, and it may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources.

If parties making infringement claims against the CombiMatrix group are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block the CombiMatrix group's ability to further develop, commercialize and sell products, and could result in the award of substantial damages against it. If the CombiMatrix group is unsuccessful in protecting and expanding the scope of its intellectual property rights, its competitors may be able to develop, commercialize and sell products that compete with it using similar technologies or obtain patents that could effectively block its ability to further develop, commercialize and sell its products. In the event of a successful claim of infringement against the CombiMatrix group, we may be required to pay substantial damages and either discontinue those aspects of its business involving the technology upon which it infringed or obtain one or more licenses from third parties. While the CombiMatrix group may license additional technology in the future, it may not be able to obtain these licenses at a reasonable cost, or at all. In that event, it could encounter delays in product introductions while it attempts to develop alternative methods or products, which may not be successful. Defense of any lawsuit or failure to obtain any of these licenses could prevent it from commercializing available products.

If we encounter unforeseen difficulties and cannot obtain additional funding on favorable terms, our business may suffer.

Our CombiMatrix group’s cash and cash equivalents along with short-term investments totaled $20.2 million at December 31, 2005.

To date, the CombiMatrix group has relied primarily upon selling equity securities, as well as payments from strategic partners, to generate the funds needed to finance the implementation of its business strategies. We cannot assure you that the CombiMatrix group will not encounter unforeseen difficulties, including the outside influences identified above, that may deplete its capital resources more rapidly than anticipated. As a result, the CombiMatrix group subsidiary companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests. Any efforts to seek additional funds could be made through equity, debt or other external financings. Nevertheless, we cannot assure that additional funding will be available on favorable terms, if at all. If the CombiMatrix group fails to obtain additional funding when needed for its subsidiary companies, the CombiMatrix group may not be able to execute its business plans and its business may suffer.

Because we have a limited operating history, we cannot assure that our operations will be profitable.

The CombiMatrix group commenced operations in 1996, and accordingly, have a limited operating history. In addition, the CombiMatrix group is still in the early stages of development and/or operations of much of its business and have a limited operating history. You should consider the CombiMatrix group’s prospects in light of the risks, expenses and difficulties frequently encountered by companies with such limited operating histories. Since the CombiMatrix group has a limited operating history, we cannot assure you that its operations will be profitable or that it will generate sufficient revenues to meet its expenditures and support its activities.

The CombiMatrix group has sustained substantial losses since its inception. If the CombiMatrix group continues to incur operating losses in future periods, it may not have enough money to expand its business and its subsidiary companies’ businesses in the future.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our CombiMatrix group’s growth has placed, and is expected to continue to place, a strain on its managerial, operational and financial resources. Further, as its subsidiary companies’ businesses grow, the CombiMatrix group will be required to manage multiple relationships. Any further growth by the CombiMatrix group or its subsidiary companies or an increase in the number of our strategic relationships will increase this strain on the CombiMatrix group’s managerial, operational and financial resources. This strain may inhibit the CombiMatrix group’s ability to achieve the rapid execution necessary to successfully implement its business plan.

Our future success depends on our ability to expand our organization to match the growth of our subsidiaries.

As the CombiMatrix group subsidiaries grow, the administrative demands upon its management will grow, and its success will depend upon its ability to meet those demands. These demands include increased accounting, management, legal services, staff support for the CombiMatrix group’s board of directors, and general office services. The CombiMatrix group may need to hire additional qualified personnel to meet these demands, the cost and quality of which is dependent in part upon market factors outside of the CombiMatrix group’s control. Further, the CombiMatrix group will need to effectively manage the training and growth of its staff to maintain an efficient and effective workforce, and its failure to do so could adversely affect its business and operating results.

RISKS RELATING TO THE ACACIA TECHNOLOGIES GROUP

The risk factors beginning on this page discuss risks relating to the Acacia Technologies group. Because each holder of AR- Acacia Technologies stock is also a holder of the common stock of one company, Acacia Research Corporation, the risks associated with the CombiMatrix group could affect our AR-Acacia Technologies stock. As such, we urge you to read carefully the section “Risks Relating to the CombiMatrix Group” above.

Because our business operations are subject to many uncontrollable outside influences, we may not succeed.

Our Acacia Technologies group’s business operations are subject to numerous risks from outside influences, including the following:

•	New legislation, regulations or rules related to obtaining patents or enforcing patents could significantly increase Acacia Technologies group’s operating costs and decrease its revenue.

Our Acacia Technology group acquires patents with enforcement opportunities and is spending a significant amount of resources to enforce those patents. If new legislation, regulations or rules are implemented either by Congress, the United States Patent and Trademark Office, or the courts that impact the patent application process, the patent enforcement process or the rights of patent holders, these changes could negatively affect our expenses and revenue. For example, new rules regarding the burden of proof in patent enforcement actions could significantly increase the cost of our enforcement actions, and new standards or limitations on liability for patent infringement could negatively impact our revenue derived from such enforcement actions. While we are not aware that any such changes are likely to occur in the foreseeable future, we cannot assure you that such changes will not occur.

•
Trial judges and juries often find it difficult to understand complex patent enforcement litigation, and as a result, we may need to appeal adverse decisions by lower courts in order to successfully enforce our patents.

It is difficult to predict the outcome of patent enforcement litigation at the trial level. It is often difficult for juries and trial judges to understand complex, patented technologies, and as a result, there is a higher rate of successful appeals in patent enforcement litigation than more standard business litigation. Such appeals are expensive and time consuming, resulting in increased costs and delayed revenue. Although we diligently pursue enforcement litigation, we cannot predict with significant reliability the decisions made by juries and trial courts.

•	More patent applications are filed each year resulting in longer delays in getting patents issued by the United States Patent and Trademark Office.

Our Acacia Technology group holds and continues to acquire pending patents. We have identified a trend of increasing patent applications each year, which we believe is resulting in longer delays in obtaining approval of pending patent applications. The delays could cause delays in recognizing revenue from these patents and could cause us to miss opportunities to license patents before other competing technologies are developed or introduced into the market. See the subheading “Competition is intense in the industries in which our subsidiaries do business and as a result, we may not be able to grow or maintain our market share for our technologies and patents,” below.

•	Federal courts are becoming more crowded, and as a result, patent enforcement litigation is taking longer.

Our patent enforcement actions are almost exclusively prosecuted in federal court. Federal trial courts that hear our patent enforcement actions also hear criminal cases. Criminal cases always take priority over our actions. As a result, it is difficult to predict the length of time it will take to complete an enforcement action. Moreover, we believe there is a trend in increasing numbers of civil lawsuits and criminal proceedings before federal judges, and as a result, we believe that the risk of delays in our patent enforcement actions will have a greater affect on our business in the future unless this trend changes.

•
Any Reductions in the funding of the United States Patent and Trademark Office could have an adverse impact on the cost of processing pending patent applications and the value of those pending patent applications.

The assets of Acacia Technologies group consists of patent portfolios, including pending patent applications before the U.S. Patent and Trademark Office (USPTO). The value of our patent portfolios is dependent upon the issuance of patents in a timely manner, and any reductions in the funding of the USPTO could negatively impact the value of our assets. Further, reductions in funding from Congress could result in higher patent application filing and maintenance fees charged by the USPTO, causing an unexpected increase in our expenses.

•	Competition is intense in the industries in which our subsidiaries do business and as a result, we may not be able to grow or maintain our market share for our technologies and patents.

Our Acacia Technologies group expects to encounter competition in the area of patent acquisition and enforcement as the number of companies entering this market is increasing. This includes competitors seeking to acquire the same or similar patents and technologies that we may seek to acquire. Companies such as British Technology Group, Rembrandt Management Group, and Intellectual Ventures LLC are already in the business of acquiring the rights to patents for the purpose of enforcement, and we expect more companies to enter the market. As new technological advances occur, many of our patented technologies may become obsolete before they are completely monetized. If we are unable to replace obsolete technologies with more technologically advanced patented technologies, then this obsolescence could have a negative effect on our ability to generate future revenues.

•	Our patented technologies face uncertain market value.

Our Acacia Technologies group has acquired patents and technologies that are at early stages of adoption in the commercial and consumer markets. Demand for some of these technologies is untested and is subject to fluctuation based upon the rate at which our licensees will adopt our patents and technologies in their products and services. See the related risk factor below.

•	As patent enforcement litigation becomes more prevalent, it may become more difficult for us to voluntarily license our patents.

We believe that the more prevalent patent enforcement actions become, the more difficult it will be for us to voluntarily license our patents. As a result, we may need to increase the number of our patent enforcement actions to cause infringing companies to license the patent or pay damages for lost royalties. This may increase the risks associated with an investment in our company.

•	The foregoing outside influences may affect other risk factors described in this prospectus.

Any one of the foregoing outside influences may cause our company to need additional financing to meet the challenges presented or to compensate for a loss in revenue, and we may not be able to obtain the needed financing. See the heading “If we, or our subsidiaries, encounter unforeseen difficulties and cannot obtain additional funding on favorable terms, our business may suffer” above.

The Acacia Technologies group has incurred losses in the past and expects to incur additional losses in the future.

The Acacia Technologies group has sustained substantial losses in the past. We expect the Acacia Technologies group to incur significant legal, marketing, general and administrative expenses. As a result, we expect the Acacia Technologies group to incur losses for the foreseeable future.

The Acacia Technologies group may fail to meet market expectations because of fluctuations in its quarterly operating results, which could cause the price of AR-Acacia Technologies stock to decline.

The Acacia Technologies group’s revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods the Acacia Technologies group’s revenues could fall below the expectations of securities analysts or investors, which could cause the market price of our AR-Acacia Technologies stock to decline. The following are among the factors that could cause the Acacia Technologies group’s operating results to fluctuate significantly from period to period:

•	the performance of our third-party licensees;

•	costs related to acquisitions, alliances, licenses and other efforts to expand our operations;

•	the timing of payments under the terms of any customer or license agreements into which the Acacia Technologies group may enter; and

•	expenses related to, and the results of, patent filings and other enforcement proceedings relating to intellectual property rights, as more fully described in this section.

The Acacia Technologies group’s revenues will be unpredictable, and this may harm its financial condition.

Acacia Global Acquisition Corporation's acquisition of the assets of Global Patent Holdings, LLC in 2005, provided the Acacia Technologies group with ownership of companies that control 27 patent portfolios, which include 120 U.S. patents and certain foreign counterparts. Rights to additional patent portfolios were acquired subsequent to the acquisition of the assets of Global Patent Holdings, bringing the total number of patent portfolios controlled by the Acacia Technologies group to 42, covering technologies used in a wide variety of industries. The acquisitions expand and diversify the Acacia Technologies group's revenue generating opportunities. The Acacia Technologies group believes that its cash and cash equivalent balances, anticipated cash flow from operations and other external sources of available credit, will be sufficient to meet its cash requirements through June 30, 2007. However, due to the nature of our licensing business and uncertainties regarding the amount and timing of the receipt of license fees from potential infringers, stemming primarily from uncertainties regarding the outcome of enforcement actions, rates of adoption of our patented technologies, the growth rates of our existing licensees and other factors, we cannot currently predict the amount and timing of the receipt of license fee revenues with a sufficient degree of precision.

As a result, the Acacia Technologies group’s revenues may vary significantly from quarter to quarter, which could make its business difficult to manage and cause its quarterly results to be below market expectations. If this happens, the price of our AR-Acacia Technologies stock may decline significantly.

Technology company stock prices are especially volatile, and this volatility may depress the price of our AR-Acacia Technologies stock.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been highly volatile. We believe that various factors may cause the market price of our AR-Acacia Technologies stock to fluctuate, perhaps substantially, including, among others, the following:

•	announcements of developments in our patent enforcement actions;

•	developments or disputes concerning our patents;

•	our or our competitors’ technological innovations;

•	developments in relationships with licensees;

•	variations in our quarterly operating results;

•	our failure to meet or exceed securities analysts’ expectations of our financial results; or

•	a change in financial estimates or securities analysts’ recommendations;

•	changes in management’s or securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or patents; and

•	failure to complete significant transactions.

For example, the Nasdaq Computer Index had a range of $842.8-$1,037.2 during the 52-weeks ended December 31, 2005. Over the same period, our AR-Acacia Technologies stock fluctuated within a range of $4.38- $7.83. We believe fluctuations in our stock price during this period could have been caused by court rulings in our patent enforcement actions. Court rulings in patent enforcement actions are often difficult to understand, even when favorable or neutral to the value of our patents, and we believe that investors in the market may overreact, causing fluctuations in our stock prices that may not accurately reflect the impact of court rulings on our business operations and assets.

In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If our AR-Acacia Technologies stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could materially harm the business and financial results of the Acacia Technologies group.

The markets served by the Acacia Technologies group are subject to rapid technological change, and if the Acacia Technologies group is unable to develop and acquire new technologies and patents, its revenues could stop growing or could decline.

The markets served by the licensees of Acacia Technologies group frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. Products for communications applications, high-speed computing applications, as well as other applications covered by the Acacia Technologies group’s intellectual property, are based on continually evolving industry standards. The Acacia Technologies group’s ability to compete in the future will, however, depend on its ability to identify and ensure compliance with evolving industry standards. This will require our continued efforts and success of acquiring new patent portfolios with licensing and enforcement opportunities. However, we expect to have sufficient liquidity and capital resources for the foreseeable future in order to maintain the level of acquisitions we believe we need to keep pace with these technological advances. However, outside influences may cause the need for greater liquidity and capital resources than expected, as described under the caption “Because our business operations are subject to many uncontrollable outside influences, we may not succeed” above.

The success of our Acacia Technologies group depends in part upon our ability to retain the best legal counsel to represent us in patent enforcement litigation.

In addition, the success of the Acacia Technologies group depends upon our ability to retain the best legal counsel to prosecute patent infringement litigation. As our patent enforcement actions increase, it will become more difficult to find the best legal counsel to handle all of our cases because many of the best law firms may have a conflict of interest that prevents its representation of our company.

RISKS RELATING TO OUR CAPITAL STRUCTURE

If we complete the spin off of CombiMatrix Corporation, holders of AR-CombiMatrix stock will no longer be shareholders of our company and may not be able to trade their stock on Nasdaq or a national exchange.

In January 2006, our board of directors approved a plan for our wholly owned subsidiary, CombiMatrix Corporation, to become an independent public company, subject to our Board and the directors of CombiMatrix Corporation determining that there will be no significant negative tax consequences to either company or the shareholders and completing the required filings with the SEC. If the conditions are met, we will redeem all of the issued and outstanding shares of AR-CombiMatrix stock, including any shares of AR-CombiMatrix stock sold pursuant to this prospectus, for all of the common stock of CombiMatrix Corporation. Although AR-CombiMatrix stock is currently traded on Nasdaq, CombiMatrix Corporation will need to apply for a new listing of its common stock following the redemption. There can be no assurance that CombiMatrix Corporation’s common stock will be accepted for listing on Nasdaq or any national exchange. CombiMatrix Corporation’s failure to establish a market for its common stock on Nasdaq or another national exchange could significantly reduce the value of CombiMatrix Corporation’s common stock.

Holders of both classes of our stock are stockholders of one company, and the financial performance of one group could affect the other, thus exposing the holders of each group’s stock to the risks of an investment in the entire company.

Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock are stockholders of a single company. The CombiMatrix group and the Acacia Technologies group are not separate legal entities. As a result, stockholders will continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of our businesses, assets and liabilities. The issuance of our AR-CombiMatrix stock and our AR-Acacia Technologies stock and the allocation of assets and liabilities and stockholders’ equity between the CombiMatrix group and the Acacia Technologies group did not result in a distribution or spin-off to stockholders of any of our assets or liabilities and did not affect ownership of our assets or responsibility for our liabilities or those of our subsidiaries. The assets we attribute to the Acacia Technologies group could be subject to the liabilities of the CombiMatrix group, whether such liabilities arise from lawsuits, contracts or indebtedness that we attribute to the other group. If we are unable to satisfy one group’s liabilities out of the assets we attribute to it, we may be required to satisfy those liabilities with assets we have attributed to the other group. However, our business is conducted by our operating subsidiaries. Creditors of one subsidiary may not make claims against the assets of another subsidiary, absent a separate guaranty from the other subsidiaries. None of our subsidiaries currently guaranty the obligations of other subsidiaries.

Financial effects from one group that affect our consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the common stock relating to the other group. In addition, net losses of either group and dividends or distributions on, or repurchases of, either class of common stock will reduce the funds we can pay as dividends on each class of common stock under Delaware law. For these reasons, you should read our consolidated financial information with the financial information we provide for each group elsewhere in this prospectus.

The market price of either class of our common stock may not reflect the separate performance of the group related to that class of common stock.

The market price of our AR-CombiMatrix stock or AR-Acacia Technologies stock may not reflect the separate performance of the business of the group relating to that class of common stock. The market price of either class of common stock could simply reflect the performance of Acacia Research Corporation as a whole, or the market price of either class of common stock could move independently of the performance of the business of either group. Investors may discount the value of either class of common stock because it is part of a common enterprise rather than a stand-alone company.

The market price of either class of our common stock may be affected by factors that do not affect traditional common stock.

•	The complex nature of the terms of our AR-CombiMatrix stock and AR-Acacia Technologies stock may adversely affect the market price of either class of common stock.

The complex nature of the terms of our two classes of common stock, such as the convertibility of AR-CombiMatrix stock into AR-Acacia Technologies stock, or vice versa, and the potential difficulties investors may have understanding these terms, may adversely affect the market price of either class of common stock.

•	The market price of our AR-Acacia Technologies stock may be adversely affected by the fact that holders have limited legal interests in the group relating to the class of common stock.

For example, as described in greater detail in the subsequent risk factors, holders of either class of common stock generally do not have separate class voting rights with respect to significant matters affecting either group. In addition, upon our liquidation or dissolution, holders of either class of common stock will not have specific rights to the assets of the group relating to the class of common stock held and will not be entitled to receive proceeds that are proportional to the relative performance of that group. The voting rights of the AR-Acacia Technologies stock fluctuates based upon the relative market prices of the AR-CombiMatrix stock and the AR-Acacia Technologies stock. The record date for our last stockholder meeting was March 14, 2005, and holders of AR-Acacia Technologies stock had 1.665 votes per share, and holders of AR-CombiMatrix stock had one vote per share.

•	The market price of our AR-Acacia Technologies stock may be adversely affected by events involving the CombiMatrix group or the performance of the AR-CombiMatrix stock.

Events, such as earnings announcements or other developments concerning one group that the market does not view favorably and which thus adversely affect the market price of the class of common stock relating to that group, may adversely affect the market price of the class of common stock relating to the other group. Because both classes of common stock are common stock of Acacia Research Corporation, an adverse market reaction to one class of common stock may, by association, cause an adverse reaction to the other class of common stock. This reaction may occur even if the triggering event was not material to us as a whole.

The holders of AR-CombiMatrix stock and the holders of AR-Acacia Technologies stock have only limited separate stockholder rights.

Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock have the rights customarily held by common stockholders. They also have these specific rights related to their corresponding group:

•	certain rights with regard to dividends and liquidation;

•	requirements for a mandatory dividend, redemption or conversion upon the disposition of all or substantially all of the assets of their corresponding group;

•
a right to vote on matters as a separate voting class in the limited circumstances provided under Delaware law, by stock exchange rules or as determined by our board of directors (such as an amendment of our certificate of incorporation that changes the rights, privileges or preferences of the class of stock held by such stockholders); and

•	we will not hold separate stockholder meetings for holders of AR-CombiMatrix stock and AR-Acacia Technologies stock.

The holders of AR-CombiMatrix stock and the holders of AR-Acacia Technologies stock will have certain limits on their respective voting powers.

•	Group common stock with a majority of voting power can control voting outcomes.

The holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will vote together as a single class, except in limited circumstances. If a separate vote on a matter by the holders of either our AR-CombiMatrix stock or our AR-Acacia Technologies stock is not required under Delaware law or by stock exchange rules, and if our board of directors does not require a separate vote, either class of common stock that is entitled to more than the number of votes required to approve such matter could control the outcome of such vote - even if the matter involves a divergence or conflict of the interests between the holders of our AR-CombiMatrix stock and our AR-Acacia Technologies stock . In addition, if the holders of common stock having a majority of the voting power of all shares of common stock outstanding approve a merger, the terms of which did not require separate class voting under stock exchange rules, then the merger could be consummated - even if the holders of a majority of either class of common stock were to vote against the merger.

The last time we determined the floating voting power of our AR-Acacia Technologies stock was for our annual meeting to be held on May 16, 2006, and our record date for voting purposes was March 27, 2006. As of March 27, 2006, the record date for the Annual Meeting, 27,766,909 shares of AR - Acacia Technologies stock and 38,992,402 shares of AR - CombiMatrix stock, the only outstanding voting securities of the Company, were issued and outstanding. At the meeting, each outstanding share of AR - Acacia Technologies stock will be entitled to 4.043 votes, and each outstanding share of AR - CombiMatrix stock will be entitled to one vote. The voting rights of the AR - Acacia Technologies stock have been determined based on the market values of each class of Acacia common stock in accordance with the formula set forth in our Restated Certificate of Incorporation. The holders of AR - Acacia Technologies stock and AR - CombiMatrix stock will vote together as a single class at the meeting. Collectively, holders of AR-Acacia Technologies stock had a total of 112,261,613 potential votes, or approximately 74.22% of the total available votes. As the number of issued and outstanding shares of each class of stock increases, and as the market price of each class of stock fluctuates, the relative voting power between the classes of stock could change significantly.

•	Group common stock with less than majority voting power can block action if a class vote is required.

If Delaware law, stock exchange rules or our board of directors requires a separate vote on a matter by the holders of either our AR-CombiMatrix stock or our AR-Acacia Technologies stock, such as a proposal to amend the terms of one class of stock, those holders could prevent approval of the matter, even if the holders of a majority of the total number of votes cast or entitled to be cast, voting together as a class, were to vote in favor of it.

•	Holders of only one class of common stock cannot ensure that their voting power will be sufficient to protect their interests.

Since the relative voting power per share of AR-CombiMatrix stock and AR-Acacia Technologies stock will fluctuate based on the market values of the two classes of common stock, the relative voting power of a class of common stock could decrease. As a result, holders of shares of only one of the two classes of common stock cannot ensure that their voting power will be sufficient to protect their interests.

Our Restated Certificate of Incorporation may be amended to increase or decrease the authorized shares of either class of common stock without the approval of each class voting separately.

Our restated certificate of incorporation provides that an amendment to our restated certificate to increase or decrease the number of authorized shares of either class of common stock will require the approval of the holders of a majority of the voting power of all shares of common stock, voting together as a single class, and will not require the approval of each class of stock voting as a separate class. Accordingly, if the holders of one class of common stock hold a majority of the voting power of all shares of common stock, then that majority could approve an amendment to our restated certificate to increase or decrease the authorized shares of stock of either class without the approval of the holders of the minority class of stock.

Stockholders may not have any remedies for breach of fiduciary duties if any action by our directors or officers has a disadvantageous effect on either class of common stock.

Stockholders may not have any remedies if any action or decision of our directors and officers has a disadvantageous effect on either class of common stock compared to the other class of common stock. We are not aware of any legal precedent under Delaware law involving the fiduciary duties of directors and officers of corporations having two classes of common stock, or separate classes or series of capital stock, the rights of which, like our AR-CombiMatrix stock and AR-Acacia Technologies stock, are defined by reference to separate businesses of the corporation.

Principles of Delaware law established in cases involving differing treatment of two classes of capital stock or two groups of holders of the same class of capital stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series. Under these principles of Delaware law and the related principle known as the “business judgment rule,” absent abuse of discretion, a good faith business decision made by a disinterested and adequately informed board of directors, board of directors’ committee or officer with respect to any matter having different effects on holders of AR-CombiMatrix stock and holders of AR-Acacia Technologies stock would be a defense to any challenge to such determination made by or on behalf of the holders of either class of common stock.

Numerous potential conflicts of interests exist between our AR-CombiMatrix stock and our AR-Acacia Technologies stock which may be difficult to resolve by our board or which may be resolved adversely to one of the classes.

The existence of separate classes of common stock could give rise to occasions when the interests of the holders of AR-CombiMatrix stock and AR-Acacia Technologies stock diverge or conflict. Examples include determinations by our directors or officers to:

•	pay or omit the payment of dividends on AR-CombiMatrix stock or AR-Acacia Technologies stock ;

•	allocate consideration to be received by holders of each of the classes of common stock in connection with a merger or consolidation involving Acacia Research Corporation;

•	convert one class of common stock into shares of the other; approve certain dispositions of the assets of either group;

•	allocate the proceeds of future issuances of our stock either to the Acacia Technologies group or the CombiMatrix group;

•	allocate corporate opportunities between the groups;

•	make other operational and financial decisions with respect to one group that could be considered detrimental to the other group; and

•	Acacia Technology group may seek to license and enforce its patented technologies against companies that have business relationships or potential business relationships with CombiMatrix group.

When making decisions with regard to matters that create potential diverging or conflicting interests, our directors and officers will act in accordance with their fiduciary duties, the terms of our restated certificate of incorporation, and, to the extent applicable, our management and allocation policies.

The performance of one group or the dividends paid to one group may adversely affect the dividends available for the other group.

Our board of directors currently has no intention to pay dividends on our AR-CombiMatrix stock or our AR-Acacia Technologies stock. Determinations as to future dividends on our AR-CombiMatrix stock and our AR-Acacia Technologies stock will be based primarily on the financial condition, results of operations and business requirements of the relevant group and Acacia Research Corporation as a whole. Subject to the limitations referred to below, our board of directors has the authority to declare and pay dividends on our AR-CombiMatrix stock and our AR-Acacia Technologies stock in any amount and could, in its sole discretion, declare and pay dividends exclusively on our AR-CombiMatrix stock, exclusively on our AR-Acacia Technologies stock, or on both, in equal or unequal amounts. Our board of directors will not be required to consider the amount of dividends previously declared on each class, the respective voting or liquidation rights of each class or any other factor.

The performance of one group may cause our board of directors to pay more or less dividends on the common stock relating to the other group than if that other group was a stand-alone company. In addition, Delaware law and our restated certificate of incorporation impose limitations on the amount of dividends which may be paid on each class of common stock.

Proceeds of mergers or consolidations may be allocated unfavorably.

Our restated certificate of incorporation does not contain any provisions governing how consideration to be received by holders of common stock in connection with a merger or consolidation involving Acacia Research Corporation is to be allocated among holders of each class of common stock. Our board of directors will determine the percentage of the consideration to be allocated to holders of each class of common stock in any such transaction. Such percentage may be materially more or less than that which might have been allocated to such holders had our board of directors chosen a different method of allocation.

Holders of either class of common stock may be adversely affected by a conversion of group common stock.

Our board of directors could, in its sole discretion and without stockholder approval, determine to convert shares of AR-Acacia Technologies stock into shares of AR-CombiMatrix stock, or vice versa, at a time when either or both classes of common stock may be considered to be overvalued or undervalued. Any such conversion would dilute the interests in Acacia Research Corporation of the holders of the class of common stock being issued in the conversion. It could also give holders of shares of the class of common stock converted a greater or lesser premium than any premium that might be paid by a third-party buyer of all or substantially all of the assets of the group whose stock is converted.

Holders of either class of common stock could be adversely affected by a disposition of the assets attributed to their respective groups.

Our board of directors could, in its sole discretion and without stockholder approval, determine to dispose of all or substantially all the assets of a group. If a disposition of group assets occurs at a time when those assets are considered undervalued, then holders of that group’s stock would receive less consideration than they could have received had the assets been disposed of at a time when they had a higher value.

Proceeds of future issuances of our stock could be attributed unfavorably.

We may in the future issue a new class of stock, such as a class of preferred stock, or additional shares of AR-CombiMatrix stock or AR-Acacia Technologies stock. Proceeds from any future issuance of any class of stock would be attributed among the CombiMatrix group or the Acacia Technologies group as determined by our board of directors. There is no requirement that the proceeds from an issuance of AR-CombiMatrix stock or AR-Acacia Technologies stock be attributed to the corresponding group. Such allocations might be materially more or less for the respective groups than what might have been attributed had our board of directors chosen a different allocation method. Also, any designated preferred class may be designed to reflect the performance of Acacia Research Corporation as a whole, rather than the performance of the CombiMatrix group or the Acacia Technologies group.

Allocation of corporate opportunities could favor one group over another.

Our board of directors may be required to allocate corporate opportunities between the groups. In some cases, our directors could determine that a corporate opportunity, such as a business that we are acquiring, should be shared by the groups. Any such decisions could favor one group at the expense of the other.

Other operational and financial decisions which may favor one group over the other.

Our board of directors or our senior officers will review other operational and financial matters affecting the CombiMatrix group and the Acacia Technologies group, including the allocation of financing resources and capital, technology and know-how and corporate overhead, taxes, debt, interest and other matters. Any decision of our board of directors or our senior officers in these matters could favor one group at the expense of the other.

Our board of directors may change our management and allocation policies without stockholder approval to the detriment of either group.

Our board of directors may modify or rescind our policies with respect to the allocation of corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without stockholder approval. A decision to modify or rescind these policies, or adopt additional policies could have different effects on holders of either class of common stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Our board of directors will make any such decision in accordance with its good faith business judgment that the decision is in the best interests of Acacia Research Corporation and all of our stockholders as a whole.

Either group may finance the other group on terms unfavorable to one of the groups.

We may transfer cash and other property between groups to finance their business activities. The group providing the financing will be subject to the risks relating to the group receiving the financing. We will account for those transfers generally as a short-term or long-term loan between groups or as a repayment of a previous borrowing.

There are limits on the consideration which may be received by the stockholders in the event of the disposition of assets of a group.

Our restated certificate of incorporation provides that if a disposition of all or substantially all of the properties and assets of either group occurs, we must, subject to certain exceptions:

•	distribute through a dividend or redemption to holders of the class of common stock relating to such group an amount equal to the net proceeds of such disposition; or

•	convert at a 10% premium such common stock into shares of the class of common stock relating to the other group.

If the group subject to the disposition were a separate, independent company and its shares were acquired by another person, certain costs of that disposition, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of the separate, independent company might receive a greater amount than the net proceeds that would be received by holders of the class of common stock relating to that group if the assets of such group were sold. In addition, we cannot assure you that the net proceeds per share of the common stock relating to that group will be equal to or more than the market value per share of such common stock prior to or after announcement of a disposition.

The term “substantially all of the properties and assets” of a group is subject to potentially conflicting interpretations. Resolution of such a dispute could adversely impact the holders of either the class of common stock related to the assets being disposed or the holders of the other class because the consideration, if any, to be received by the holders of the class related to the disposed assets may depend on whether the disposition involved “substantially all” of the properties and assets of that class.

Holders of either class of common stock may be adversely affected by a redemption of their common stock.

We are entitled to redeem the outstanding common stock relating to a group when all or substantially all of that group’s assets are sold. We can redeem the assets for cash, securities, a combination of cash and securities or other property at fair value. A disposition-related redemption could occur when the assets being disposed of are considered undervalued. If that were the case, the holders of our common stock related to that group would receive less consideration for their shares than they may deem reasonable.

We can also redeem on a pro rata basis all of the outstanding shares of a group’s common stock for shares of the common stock of one or more of our wholly owned subsidiaries. If this were to occur, the holders of the redeemed class of common stock would no longer have stockholder voting rights in Acacia Research Corporation or any other benefits to be derived from holding a class of stock in Acacia Research Corporation. In addition, if the outstanding shares of a class of our common stock are redeemed for shares that are not publicly traded, the holders of such redeemed stock will no longer be able to publicly trade their shares and accordingly their investment will be substantially less liquid.

Our capital structure and the variable vote per share could enable a potential acquirer to take control of our company through the acquisition of only one of the classes of our common stock.

A potential acquirer could acquire control of Acacia Research Corporation by acquiring shares of common stock having a majority of the voting power of all shares of common stock outstanding. Such a majority could be obtained by acquiring a sufficient number of shares of both classes of common stock or, if one class of common stock has a majority of such voting power, only shares of that class. Currently, our AR-Acacia Technologies stock has a majority of the voting power. As a result, currently, it might be possible for an acquirer to obtain control of Acacia Research Corporation by purchasing only shares of AR-Acacia Technologies stock.

Decisions by directors and officers that affect differently one class of our common stock compared to the other could adversely affect the market value of either or both of the classes of our common stock.

The relative voting power per share of our AR-CombiMatrix stock and our AR-Acacia Technologies stock and the number of shares of one class of common stock issuable upon the conversion of the other class of common stock will vary depending upon the relative market values of our AR-CombiMatrix stock and our AR-Acacia Technologies stock. The market value of either or both classes of common stock could be affected by market reaction to decisions by our board of directors or our management that investors perceive to affect differently one class of common stock compared to the other. These decisions could involve changes to our management and allocation policies, allocations of corporate opportunities and financing resources between groups, and changes in dividend policies.

Investors may not value our AR-CombiMatrix stock and our AR-Acacia Technologies stock based on group financial information and policies.

We cannot assure you that investors will value our AR-CombiMatrix stock and our AR-Acacia Technologies stock based on the reported financial results and prospects of the separate groups or the dividend policies established by our board of directors with respect to those groups. Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will continue to be common stockholders of Acacia Research Corporation subject to all the risks associated with an investment in Acacia Research Corporation as a whole. Additionally, the separate stockholder rights related to each group are limited and relate to events that may never occur, such as dividend and liquidation rights and the disposition of all or substantially all of the assets of a group. Accordingly, investors may discount the value of AR-CombiMatrix stock and AR-Acacia Technologies stock because both groups are part of a common enterprise rather than a stand-alone entity and each class of stock has limited separate stockholder rights.

Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock may not receive a premium from an investor acquiring control of their respective classes of stock.

Control of AR-CombiMatrix stock or AR-Acacia Technologies stock may not provide control of Acacia Research Corporation as a whole. Accordingly, unlike many acquisition transactions, holders of AR-CombiMatrix stock and AR-Acacia Technologies stock may not receive a controlling interest premium from an investor acquiring control of their respective classes of stock.

There are certain provisions in our two-class capital structure that could have anti-takeover effects.

The existence of the two classes of common stock could, under certain circumstances, prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of Acacia Research Corporation by delaying or preventing such change in control. The existence of two classes of common stock could present complexities and could, in certain circumstances, pose obstacles, financial and otherwise, to an acquiring person. We could, in the sole discretion of our board of directors and without stockholder approval, exercise the right to convert the shares of one class of common stock into shares of the other at a 10% premium over their respective average market values. This conversion could result in additional dilution to persons seeking control of Acacia Research Corporation.

Our board of directors could issue shares of preferred stock or common stock that could be used to create voting or other impediments to discourage persons seeking to gain control of Acacia Research Corporation, and preferred stock could also be privately placed with purchasers favorable to our board of directors in opposing such action.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements included in this prospectus. Such statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue,” or similar terms, variations of such terms or the negative of such terms. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Such statements address future events and conditions concerning product development, capital expenditures, earnings, litigation, regulatory matters, markets for products and services, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those anticipated in such statements by reason of factors such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments in markets in which we and our subsidiaries operate, and other circumstances affecting anticipated revenues and costs, as more fully disclosed in our discussion of risk factors beginning on page 3.

We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Additional factors that could cause such results to differ materially from those described in the forward-looking statements are set forth in connection with the forward-looking statements.

As used in this prospectus, “we,” “us” and “our” refer to Acacia Research Corporation and its subsidiary companies.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related accompanying prospectus supplement to provide working capital for our businesses, including our subsidiaries.

DESCRIPTION OF WARRANTS

We may in the future issue warrants for the purchase of our AR-CombiMatrix stock or our AR-Acacia Technologies stock. Warrants may be issued independently, together with any other securities offered by any prospectus supplement or through a dividend or other distribution to our stockholders and may be attached to or separate from the related securities. Warrants may be issued under a warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants that may be offered under this prospectus. The applicable warrant agreement and form of warrant certificate will be filed as exhibits to or incorporated by reference in the registration statement. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following: (a) the title of the warrants; (b) the aggregate number of the warrants; (c) the price or prices at which the warrants will be issued; (d) the designation, number and terms of the shares of our AR-CombiMatrix stock or our AR-Acacia Technologies stock purchasable upon exercise of the warrants; (e) the designation and terms of the other securities, if any, with which the warrants are issued and the number of the warrants issued with each security; (f) the date, if any, on and after which the warrants and the related AR-CombiMatrix stock or AR-Acacia Technologies stock, if any, will be separately transferable; (g) the price at which each share of AR-CombiMatrix stock or AR-Acacia Technologies stock purchasable upon exercise of the warrants may be purchased; (h) the date on which the right to exercise the warrants will commence and the date on which that right will expire; (i) the minimum or maximum amount of the warrants which may be exercised at any one time; (j) information with respect to book-entry procedures, if any; (k) a discussion of federal income tax considerations; and (l) any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of the warrants.

PLAN OF DISTRIBUTION

We may, from time to time, sell any or all of our shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions, up to a maximum aggregate sale price of $75,000,000. These sales may be at fixed or negotiated prices. Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We may also, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents. The maximum compensation or discount to be received by any member of the National Association of Securities Dealers or any independent broker-dealer will not be greater than 8% for the sale of any securities registered pursuant Rule 415 under the Securities Act of 1933.

Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with the rules of the American Stock Exchange or other applicable stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the series of securities, if any are purchased.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

In connection with offering securities pursuant to this prospectus, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

Our AR-CombiMatrix stock is listed on the Nasdaq National Market under the symbol “CBMX.” Our AR-Acacia Technologies stock is listed on the Nasdaq National Market under the symbol “ACTG.” Any underwriters or agents to or through which securities are sold by us may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

EXPERTS

The financial statements of Acacia Research Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters in connection with this prospectus will be passed upon for us by Greenberg Traurig, LLP.

WHERE YOU CAN FIND MORE INFORMATION

We electronically file reports, proxy and information statements and other information with the Securities and Exchange Commission. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our Internet address is http://www.acaciares.com.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents are specifically incorporated by reference into this prospectus:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 16, 2006;

(2)	Our current report on Form 8-K filed with the SEC on January 9, 2006;

(3)	Our current report on Form 8-K filed with the SEC on January 26, 2006;

(4)	Our current report on Form 8-K filed with the SEC on February 13, 2006;

(5)	Our current report on Form 8-K filed with the SEC on February 21, 2006;

(6)	Our current report on Form 8-K filed with the SEC on April 20, 2006;

(7)	The description of our AR-CombiMatrix stock and AR-Acacia Technologies stock contained in the Registration Statement on Form 8-A as filed with the Commission on December 19, 2002;

(8)
All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement; and

(9)	All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no charge to the requester. The request for this information must be made to the following:

Acacia Research Corporation
500 Newport Center Drive, 7th Floor
Newport Beach, California 92660

INDEMNIFICATION

Our officers and directors are required to exercise good faith and high integrity in the management of our affairs. Our charter documents provide, however, that our officers and directors shall have no liability for losses or liabilities incurred, except as such losses or liabilities relate to a violation of the duty of loyalty, a breach of good faith, intentional misconduct or knowing violation of law, approval of an improper dividend or stock repurchase or receipt of an improper benefit, in accordance with Delaware law, and they may be indemnified by us to the maximum extent permitted by the Delaware General Corporation law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

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$9,963,679 ACACIA RESEARCH CORPORATION Acacia Research-CombiMatrix Common Stock ________________ PROSPECTUS SUPPLEMENT ________________ December 7, 2006 _________________